Exhibit 12.1

WashingtonFirst Bankshares, Inc.
Computation of Consolidated Ratio of Earnings to Fixed Charges

	Nine Months Ended	For the Year Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings:
Income before taxes	$13,575	$13,777	$8,966	$3,408	$4,401	$3,411
Add: Interest expense, including deposits	6,384	7,219	6,130	4,949	5,009	5,516
Add: Estimated interest component of net rental expense	1,543	1,925	1,832	910	764	700
Total earnings including fixed charges	21,502	22,921	16,928	9,267	10,174	9,627

Fixed charges:
Interest on deposits	4,622	5,443	4,764	4,074	4,073	4,431
Interest on borrowings	1,762	1,776	1,366	875	936	1,085
Add: Estimated interest component of net rental expense	1,543	1,925	1,832	910	764	700
Total fixed charges	7,927	9,144	7,962	5,859	5,773	6,216

Ratio of earnings to fixed charges (pre-tax) (1)	2.71	2.51	2.13	1.58	1.76	1.55

Earnings, excluding interest on deposits:
Total earning including fixed charges	$21,502	$22,921	$16,928	$9,267	$10,174	$9,627
Less interest on deposits	4,622	5,443	4,764	4,074	4,073	4,431
Total earnings excluding interest on deposits	16,880	17,478	12,164	5,193	6,101	5,196

Fixed charges, excluding interest on deposits:
Total fixed charges	7,927	9,144	7,962	5,859	5,773	6,216
Less interest on deposits	4,622	5,443	4,764	4,074	4,073	4,431
Total fixed charges, excluding interest on deposits	$3,305	$3,701	$3,198	$1,785	$1,700	$1,785

Ratio of earnings to fixed charges (pre-tax), excluding interest on deposits (2)	5.11	4.72	3.80	2.91	3.59	2.91

(1) The ratio of earnings to fixed charges is computed by dividing (a) earnings including fixed charges by (b) total fixed charges.
(2) The ratio of earnings to fixed charges excluding interest on deposits is computed by dividing (a) total earnings including fixed charges and excluding interest on deposits by (b) total fixed charges, excluding interest on deposits.